EXHIBIT 99.1

FOR IMMEDIATE RELEASE

MAGAL WINS $10 MILLION IN ORDERS TO SECURE AND MAINTAIN
CRITICAL POWER UTILITY SITES IN LATAM

YAHUD, Israel – May 10, 2016 - Magal Security Systems, Ltd. (NASDAQ: MAGS) announced today it received orders amounting to $10 million for new security systems for four critical power utility sites and the maintenance of another thirteen existing secured sites.

The sites belong to a major national power supplier in Latin America, a customer for which Magal already provides integrated security solutions. The orders include hundreds of surveillance cameras, high-end thermal imaging cameras and smart access control and gate systems. In addition, the physical security network will be reinforced by Magal’s cyber security solution.

Saar Koursh, CEO of Magal S3, commented: “I am proud that we won these large repeat orders, which demonstrate the confidence that this customer has in our solutions and services. Projects of this nature are opportunity to deliver integrated video solutions based on the Symphony VMS product of Aimetis, which we acquired in April of this year.”

About Magal S3
Magal S3 is a leading international provider of solutions and products for physical and cyber security, as well as safety and site management. Over the past 42 years, Magal S3 has delivered tailor-made security solutions and turnkey projects to hundreds of satisfied customers in over 80 countries – under some of the most challenging conditions.

Magal S3 offers comprehensive integrated solutions for critical sites, managed by Fortis4G – our 4th generation, cutting-edge hybrid PSIM with SEIM (Physical Security Information Management system integrated with Security Information & Event Management). The solutions leverage our broad portfolio of homegrown PIDS (Perimeter Intrusion Detection Systems), advanced CCTV / IVA technology and Cyber Security solutions.

For more information:
Magal S3 Saar Koursh, CEO Tel: +972 3 539 1421 Assistant: Ms. Elisheva Almog E-mail: elishevaa@magal-s3.com www.magal-s3.com	GK Investor Relations Ehud Helft Tel: (US) +1 646 201 9246 Int’l dial: +972 3 607 4717 E-mail: magal@gkir.com